Exhibit 2.1

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of October 15, 2012, is made by and among Synergy Pharmaceuticals Inc., a Delaware corporation (“Synergy”) and Callisto Pharmaceuticals, Inc., a Delaware corporation (“Callisto”).

RECITALS

A.        Synergy and Callisto entered into that certain Agreement and Plan of Merger, dated as of July 20, 2012 (the “Merger Agreement”).

B.         Synergy and Callisto now intend to amend certain provisions of the Merger Agreement as set forth herein.

C.        Section 7.4 of the Merger Agreement requires that subject to applicable law, the Merger Agreement may be amended by the parties at any time by execution of an instrument in writing, signed on behalf of each of the parties hereto by a duly authorized officer thereof.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of Synergy and Callisto hereby agrees as follows:

SECTION 1.  Defined Terms.  Terms defined in the Merger Agreement are used in this Amendment with the same meaning, unless otherwise indicated.

SECTION 2.  Amendments to Merger Agreement.  The Merger Agreement is hereby amended as follows:

2.1       Sections 1.6(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(a)   Conversion of Callisto Common Stock. Each share of Common Stock, par value $0.0001 per share, of Callisto (“Callisto Common Stock”) issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares, which shall be handled as set forth in Section 1.11, shall be canceled and extinguished and automatically converted (subject to Section 1.6(e) and Section 1.6(f) hereof) into the right to receive .1799 (the “Exchange Ratio”) shares of Common Stock, par value $0.0001 per share, of Synergy (the “Synergy Common Stock”).  If any shares of Callisto Common Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other agreement with Callisto, then the shares of Synergy Common Stock issued in exchange for such shares of Callisto Common Stock shall also be unvested and subject to the same repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of Synergy Common Stock may accordingly be marked with appropriate legends.  Callisto shall take all action that may be necessary to ensure that, from and after the Effective Time, Synergy is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement.”

2.2       Sections 7.1 (f), (g) and (h) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

(f)    by Callisto, upon a breach of any representation, warranty, covenant or agreement on the part of Synergy set forth in this Agreement, or if any representation or warranty of Synergy shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) hereof would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if such inaccuracy in Synergy’s representations and warranties or breach by Synergy is curable by Synergy through the exercise of its commercially reasonable efforts, then Callisto may not terminate this Agreement under this Section 7.1(f) for thirty (30) calendar days following the delivery of written notice from Callisto to Synergy of such breach, provided Synergy continues to exercise commercially reasonable efforts to cure such breach (it being understood that Callisto may not terminate this Agreement pursuant to this Section 7.1(f) if such breach by Synergy is cured during such thirty (30) calendar day period);

(g)   by Synergy, upon a breach of any representation, warranty, covenant or agreement on the part of Callisto set forth in this Agreement, or if any representation or warranty of Callisto shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) hereof would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if such inaccuracy in Callisto’s representations and warranties or breach by Callisto is curable by Callisto through the exercise of its commercially reasonable efforts, then Synergy may not terminate this Agreement under this Section 7.1(g) for thirty (30) calendar days following the delivery of written notice from Synergy to Callisto of such breach, provided Callisto continues to exercise commercially reasonable efforts to cure such breach (it being understood that Synergy may not terminate this Agreement pursuant to this Section 7.1(g) if such breach by Callisto is cured during such thirty (30) calendar day period); or

(h)   by Synergy if a Material Adverse Effect with respect to Callisto or its subsidiaries shall have occurred since the date of this Agreement; provided, however, that if such Material Adverse Effect with respect to Callisto or its subsidiaries is curable by Callisto through the exercise of its commercially reasonable efforts, then Synergy may not terminate this Agreement under this Section 7.1(h) for thirty (30) calendar days following the occurrence of such Material Adverse Effect, provided Callisto continues to exercise commercially reasonable efforts to cure such Material Adverse Effect (it being understood that Synergy may not terminate this Agreement pursuant to this Section 7.1(h) if such Material Adverse Effect is cured during such thirty (30) calendar day period.

2.3       Section 8.1 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“Lockup.   Each share of Synergy Common Stock received in connection with this Merger shall be subject to a lock-up beginning on the Effective Date and ending on the earlier of (i) the twenty-four (24) months after such date, (ii) a Change in Control, as defined below, or (iii) written consent of Synergy, at Synergy’s sole discretion, provided Synergy’s consent shall apply to all shares of Synergy Common Stock issued pursuant to the Merger (the “Lockup Period”). Each holder shall not without prior written consent, directly or indirectly, (i) offer, sell, offer to sell, contract to sell, hedge, pledge, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or sell (or announce any offer, sale, offer of sale, contract of sale, hedge, pledge, sale of any option or contract to purchase, purchase of any option or contract of sale, grant of any option, right or warrant to purchase or other sale or disposition), or otherwise transfer or dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future), any Synergy Common Stock acquired pursuant to the Merger or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Synergy Common Stock, whether or not any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of any Synergy Common Stock.”

SECTION 3.  Effect on Merger Agreement.  Subject to the consents and amendments provided herein, all of the terms and conditions of the Merger Agreement shall continue in full force and effect after the execution of this Agreement and shall not be in any way changed, modified or superseded by the terms set forth herein.  On and after the date of this Amendment, each reference in the Merger Agreement to the “Merger Agreement,” “hereinafter,” “herein,” “hereinafter,” “hereunder,” “hereof,” or words of like import shall mean and be a reference to the Merger Agreement as amended by this Agreement.

SECTION 4.  Severability.  In the event that any provision of this Amendment or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Amendment with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

SECTION 5.  Entire Agreement; Amendments.  This Amendment constitutes the entire agreement between the parties with regard to the subject matter hereof and thereof, superseding all prior agreements or understandings, whether written or oral, between or among the parties.  No amendment, modification or other change to this Amendment or waiver of any agreement or other obligation of the parties under this Amendment may be made or given unless such amendment, modification or waiver is set forth in writing and is signed by Synergy and Callisto.

SECTION 6.  Successors and Assigns.  This Amendment shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns as provided in the Merger Agreement.

SECTION 7.  Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

SECTION 8.  Notices.  Any notice, demand or request required or permitted to be given by the respective parties hereto pursuant to the terms of this Agreement shall delivered in accordance with the terms of the Merger Agreement.

SECTION 9.  Governing Law.  This Amendment, and all claims or causes of action (whether at law, in contract or in tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.  Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, and, in connection with any such matter, to service of process by notice as otherwise provided herein, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Amendment or any of the transactions contemplated hereby in any court other than the Court of Chancery of the State of Delaware.

SECTION 10.  Waiver of Jury Trial.  EACH OF SYNERGY AND CALLISTO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AMENDMENT OR THE ACTIONS OF SYNERGY OR CALLISTO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

SECTION 11.  Expenses.  The parties hereto shall pay their own costs and expenses in connection herewith.

SECTION 12.  Captions.  The captions herein are included for convenience of reference only and will be ignored in the construction or interpretation hereof.

SECTION 13.  Counterparts.  This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the date first above written.

SYNERGY PHARMACEUTICALS INC.

By:	/s/ Gary S. Jacob
	Name:	Gary S. Jacob
	Title:	Chief Executive Officer

CALLISTO PHARMACEUTICALS, INC.

By:	/s/ Gary S. Jacob
	Name:	Gary S. Jacob
	Title:	Chief Executive Officer